Exhibit 99.1

BiondVax advances its growth strategy towards a new pipeline based on innovative VHH antibodies

Signs term sheet for a broad-based strategic collaboration with Max Planck Society and University Medical Center Göttingen, Germany

●	Max Planck Society (MPG), one of the world’s leading research organizations, together with University Medical Center Göttingen (UMG) have developed unique VHH antibodies (frequently referred to as nanobodies*) that exhibit key advantages over human monoclonal antibodies (mAbs) and are highly promising therapy candidates for many target diseases;

●	Collaboration to begin immediately upon execution of definitive agreements with licensing to BiondVax of hyperthermostable COVID-19 VHH antibody candidates shown in MPG and UMG labs to neutralize all known major variants of concern at picomolar concentrations and potentially be suitable for inhalation;

●	MPG, UMG and BiondVax research collaboration to identify additional VHH antibody candidates for other diseases; BiondVax would have exclusive option to receive exclusive worldwide license for the identified VHH antibody candidates to lead their development to commercialization;

●	BiondVax to host an analyst and investors webinar event this Thursday, October 21, at 9am Eastern Time. Registration details at the end of the press release.

Jerusalem, Israel – October 19, 2021 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), which focuses on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses, today announced the signing of a term sheet that includes binding financial terms of contemplated definitive agreements with the Max Planck Society and the University Medical Center Göttingen in Germany. The parties intend to enter into a 5-year strategic research collaboration including an option for BiondVax to license innovative VHH antibodies. Frequently referred to as nanobodies*, VHH antibodies have the potential to serve as therapeutics and diagnostics for many diseases. The transaction is subject to execution of definitive agreements.

VHH antibodies developed by Professor Dirk Görlich, Director at the Max Planck Institute for Biophysical Chemistry and Professor Matthias Dobbelstein, Professor of Molecular Oncology at the University Medical Center Göttingen, exhibit key advantages over current industry standard human monoclonal antibodies (mAbs). These include: the ability to bind to smaller target sites; significantly higher affinity to the target; higher stability which supports novel routes of administration such as inhalation; ease and lower cost of manufacturing; and potential for improved patient safety.

Upon execution of definitive agreements based on the term sheet signed today, the collaboration will begin with BiondVax’s exclusive worldwide licensing of novel COVID-19 VHH antibody candidates shown in Görlich and Dobbelstein’s labs to neutralize all known major COVID-19 variants of concern at around 100-times lower drug concentrations than current COVID-19 mAbs and all other reported COVID-19 VHH antibodies. BiondVax anticipates completing preclinical proof-of-concept inhalation studies in 2022 and initiating human clinical trials in 2023.

Görlich and Dobbelstein will also conduct research on additional molecular targets for which the parties believe VHH antibodies have clear advantages over existing drugs used against various diseases. These targets are the basis for validated and currently marketed mAbs including for autoimmune conditions such as psoriasis, asthma, macular degeneration, and psoriatic arthritis. BiondVax will have an exclusive option for an exclusive worldwide license to advance these additional VHH antibodies through preclinical and clinical development, manufacturing, and commercialization. Notably, these VHH antibodies can be mass-produced through recombinant protein manufacturing in sites such as BiondVax’s state-of-the-art facility in Jerusalem.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel
Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

Mr. Amir Reichman, BiondVax’s CEO, commented, “We are thrilled to embark on this new direction for BiondVax. The VHH antibody platform will serve as a basis for a new pipeline of commercially attractive products. We see enormous potential for the COVID-19 VHH antibodies and we’re ready to hit the ground running to bring them into the clinic. In addition, this collaboration aims to address unmet therapeutic needs of many common diseases such as psoriasis, psoriatic arthritis, asthma and macular degeneration. The technology is a great fit to our manufacturing site in Jerusalem and our experience and expertise in drug development. I wish to thank Professors Görlich and Dobbelstein for their enthusiasm for this project, and Max Planck Innovation’s technology transfer team including Dr. Dieter Link for their assistance in developing this innovative collaboration.”

Professor Dirk Görlich, Director at the Max Planck Institute for Biophysical Chemistry, commented, “We believe that the innovative platform developed at the Max Planck Institute for Biophysical Chemistry has great potential. In this respect, we are looking forward to a final agreement with BiondVax that will leverage their CMC, manufacturing, regulatory and clinical development expertise to advance this technology into clinical applications.”

Mr. Mark Germain, Chairman of BiondVax, stated, “This collaboration is the start of an exciting new era for BiondVax, with multiple opportunities to create significant shareholder value.  Professors Görlich and Dobbelstein are world class scientists with a unique talent to develop highly differentiated VHH antibodies, and it’s been a pleasure working with them and their colleagues at Max Planck and the University Medical Center Göttingen. Since coming on board in March 2021, Amir has worked tirelessly to help identify the right opportunity around which to relaunch BiondVax and to negotiate the transaction being announced today. He and the BiondVax team have done an outstanding job researching the value proposition represented by the collaboration and the development path forward.  On behalf of the entire Board of Directors, kudos and appreciation to all involved in making this happen.”

Binding terms of the term sheet, which would be included in the definitive agreements, include upfront, milestone and royalty-based cash and stock payments by BiondVax to MPG and UMG. The parties aim to complete definitive agreements within 90 days, although there is no guarantee if and when the parties will execute the definitive agreements.

The collaboration has been facilitated by kENUP, a civic society organization promoting innovative industries in Europe.

* Nanobody is a trademark registered by ABLYNX N.V., a wholly owned subsidiary of Sanofi. BiondVax has no affiliation with and is not endorsed by Sanofi.

Analyst event information: BiondVax will host a Zoom webinar this Thursday, October 21st at 9am Eastern Time (ET) to discuss the VHH antibody MPG-UMG-BiondVax collaboration and provide a forum to answer investor and analyst questions. Investors and analysts are invited to submit questions by tomorrow, Wednesday 5pm ET, to investor relations at ir@biondvax.com. To attend the webinar, please register your attendance from either a link at BiondVax’s investor relations website or via the following Zoom link:

https://us06web.zoom.us/webinar/register/9516341082202/WN_Xg-NP1f4TKudDPD9DzQDdQ

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel
Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

About BiondVax

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biopharmaceutical company focused on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses. Since its inception, the company has executed eight clinical trials including a seven country, 12,400 participant Phase 3 trial of its vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms. www.biondvax.com.

Contact Details

Company: Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Investor Relations: Kenny Green | +1 212 378 8040 | kgreen@edisongroup.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding execution of a definitive agreement with the Max Planck Society and the University Medical Center Göttingen; the therapeutic and commercial potential of VHH antibodies; and the timing of proof-of-concept studies and clinical trials in VHH antibodies. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that BiondVax will not execute a definitive agreement with the Max Planck Society and the University Medical Center Göttingen; the risk that the therapeutic and commercial potential of VHH antibodies will not be met; the risk that proof-of-concept studies and clinical trials in VHH antibodies will not occur, will be delayed or not be successful; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax; the risk that BiondVax may not execute a strategic alternative to M-001 or implement a strategy that will diversify BiondVax’s risk, and, if executed, may not be successful; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2021. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel
Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

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